SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                Schedule 13E-3
                       Rule 13e-3 Transaction Statement
                       (Amendment No. 2 (Final Amendment))
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                   and Rule 13e-3 (Sec. 240.13e-3) thereunder)


                              REN Corporation-USA
                             (Name of the Issuer)
                              REN Corporation-USA
                             REN Acquisition Corp.
                                   (Bidder)
                            COBE Laboratories, Inc.
                                   Gambro AB
                                 Incentive AB
                     (Name of Person(s) Filing Statement)
                          Common Stock, no par value
                        (Title of Class of Securities)
                                  7596561010
                     (CUSIP Number of Class of Securities)

                Mats Wahlstrom                   Ralph Z. Levy, Jr.
            COBE Laboratories, Inc.              REN Corporation-USA
                1185 Oak Street                  6820 Charlotte Pike
           Lakewood, Colorado  80215         Nashville, Tennessee  37209
           Telephone: (303) 232-6800          Telephone: (615) 353-4200

    (Name, Address and Telephone Number of Person(s) Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                With copies to:

             Peter D. Lyons, Esq.               Scott J. Davis, Esq.
              Shearman & Sterling               Mayer, Brown & Platt
             599 Lexington Avenue             190 South LaSalle Street
           New York, New York 10022         Chicago, Illinois 60603-3441
           Telephone: (212) 848-4000          Telephone: (312) 782-0600

This statement is filed in connection with (check the appropriate box):
   a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
   b. [ ] The filing of a registration statement under the Securities Act of 1933.
   c.   [X] A tender offer.
   d.   [ ] None of the above.
   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE
      Transaction Valuation            Amount of Filing Fee
         $184,011,639.50*                  $36,802.33**

* The Transaction Value is calculated by multiplying $20.00, the per share tender offer price, by 9,544,838, the sum of the number of shares of Common Stock outstanding not already owned by the Bidder and 629,225, the sum of the number of shares of Common Stock subject to options and warrants outstanding as of September 12, 1995 and the number of shares of Common Stock subject to an employee stock purchase program outstanding as of September 30, 1995, and backing out the exercise price of the options and warrants.
**   1/50 of 1% of Transaction Value.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $36,802.33
Form or Registration No:  Schedule 14D-1/13D (Amendment No. 11)
Filing Party:  Gambro AB, Incentive AB, COBE Laboratories, Inc. and REN
               Acquisition Corp.
Date Filed:  September 19, 1995

















                                Page 1 of 11 Pages
                       Exhibit Index is located on Page 9.

                                   INTRODUCTION

       This Amendment No. 2 (Final Amendment) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") on October 18, 1995 (as amended, the "Schedule 13E-3") is being filed by REN Acquisition Corp., a Tennessee corporation ("Purchaser"), COBE Laboratories, Inc., a Colorado corporation ("COBE"), Gambro AB, a Swedish corporation ("Gambro"), Incentive AB, a Swedish corporation ("Incentive"), and REN Corporation-USA, a Tennessee corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all the outstanding shares of common stock, no par value (the "Shares"), of the Company not already beneficially owned by Purchaser or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were filed as Exhibits (d)(1) and (d)(2), respectively, to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Commission on September 19, 1995. Purchaser is a direct wholly owned subsidiary of COBE, COBE is an indirect wholly owned subsidiary of Gambro and Incentive owns 58% of the voting securities of Gambro.



Item 10.  Interest in Securities of the Issuer

     Item 10 is hereby amended and supplemented by adding to the end thereof the following:


     At 12:00 midnight, New York City time, on Tuesday, October 17, 1995, the Offer expired. Based on a preliminary count, approximately 8,355,796 Shares were tendered pursuant to the Offer, of which 212,229 were tendered pursuant to notices of guaranteed delivery. Such Shares (including Shares delivered pursuant to notices of guaranteed delivery) constituted approximately 88% of the outstanding Shares not already owned by Gambro or any of its affiliates. On October 18, 1995, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance of such tendered Shares resulted in Gambro and its affiliates owning approximately 94% of the Shares. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (d)(9) and is incorporated herein by reference in its entirety.


                                  Page 2 of 11 Pages

  Item 17.  Material to be Filed as Exhibits

  Item 17 is hereby amended and supplemented as follows:

         (d)(9) Press Release issued by Gambro on October 18, 1995 relating to the expiration of the Offer.



































































                                 Page 3 of 11 Pages

                                    SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  October 18, 1995


                                     REN ACQUISITION CORP.


                                     By:     /s/ Ralph Z. Levy, Jr.
                                         --------------------------------------
                                      Name: Ralph Z. Levy, Jr.
                                      Title: Vice President


























































                                 Page 4 of 11 Pages

                                    SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  October 18, 1995


                                     COBE LABORATORIES, INC.


                                     By:     /s/ Herbert S. Lawson
                                         --------------------------------------
                                      Name: Herbert S. Lawson
                                      Title: Chief Financial Officer

























































                                 Page 5 of 11 Pages

                                    SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  October 18, 1995


                                     GAMBRO AB


                                     By:     /s/ Berthold Lindqvist
                                         --------------------------------------
                                      Name: Berthold Lindqvist
                                      Title: President

























































                                 Page 6 of 11 Pages

                                    SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  October 18, 1995


                                     INCENTIVE AB


                                     By:     /s/ Mikael Lilius
                                         --------------------------------------
                                      Name: Mikael Lilius
                                      Title: President

























































                                 Page 7 of 11 Pages

                                     SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated:  October 18, 1995


                                     REN CORPORATION-USA

                                     By:     /s/ Lawrence J. Centella
                                         --------------------------------------
                                      Name: Lawrence J. Centella
                                      Title: President and Chief Financial
                                             Officer
























































                                 Page 8 of 11 Pages

                               EXHIBIT INDEX                Sequentially
Exhibit                                                       Numbered
  No.                Description                                Page
------               -----------                           --------------
(a)(1)  Revolving Credit Facility, dated as of May
        11, 1993, among Gambro, BNP Capital Markets
        Limited (as Arranger), certain banks named
        therein and Banque Nationale de Paris (as
        Agent).                                                   *

(a)(2)  Revolving Credit and Term Loan Facility,
        dated as of November 30, 1994 among Gambro,
        BNP Capital Markets Limited (as Arranger),
        certain banks named therein and Banque
        Nationale de Paris (as Agent).                            *

(a)(3)  Uncommitted Line of Credit Agreement, dated
        as of January 14, 1991, as amended through
        September 25, 1992, between COBE and Union
        Bank of Switzerland, New York Branch.                     *

(a)(4)  Revolving Credit Facility, dated as of
        April 28, 1995, between COBE and
        Commerzbank, Los Angeles Branch.                          *

(a)(5)  Line of Credit Facility, dated as of April
        28, 1995, between COBE and Commerzbank, Los
        Angeles Branch.                                           *

(a)(6)  Uncommitted Revolving Credit Facility,
        dated as of January 7, 1991, as amended
        through March 29, 1994, between COBE and
        Societe General, New York Branch.                         *

(a)(7)  Committed Revolving Credit Facility, dated
        as of July 29, 1995, between COBE and The
        First National Bank of Boston.                            *

(a)(8)  Discretionary Line of Credit, dated as of
        July 29, 1995, between COBE and The First
        National Bank of Boston.                                  *

(b)(1)  Opinion of Alex. Brown & Sons Incorporated,
        dated September 12, 1995 (attached as
        Schedule IV to Exhibit (d)(1)).                           *

(b)(2)  Presentation of Alex. Brown & Sons Incorporated, dated
        August 28, 1995.                                          *

(b)(3)  Presentation of UBS Securities Inc., dated
        July 6, 1995.                                             *

(b)(4)  Presentation of Alex. Brown & Sons Incorporated, dated
        September 12, 1995.                                       *

(c)(1)  Agreement and Plan of Merger, dated as of
        September 12, 1995 among Gambro, COBE,
        Purchaser and the Company.                                *

(c)(2)  Stock Purchase Agreement, dated as of May
        11, 1991 as amended through April 26, 1994,
        between COBE and the Company.                             *

(c)(3)  Stock Purchase Agreement, dated as of
        February 9, 1992 as amended through March
        17, 1994, between COBE and the Company.                   *

(c)(4)  Stock Purchase Agreement, dated as of July
        2, 1994 as amended through September 15,
        1992, between COBE and the Company.                       *

(d)(1)  Form of Offer to Purchase dated September 19, 1995.       *

(d)(2)  Form of Letter of Transmittal.                            *

(d)(3)  Form of Notice of Guaranteed Delivery.                    *

(d)(4)  Form of Letter to Brokers, Dealers,
        Commercial Banks, Trust Companies and Other
        Nominees.                                                 *

(d)(5)  Form of Letter from Brokers, Dealers,
        Commercial Banks, Trust Companies and Other
        Nominees to Clients.                                      *

(d)(6)  Form of Guidelines for Certification of
        Taxpayer Identification Number on
        Substitute Form W-9.                                      *


                                 Page 9 of 11 Pages

(d)(7)  Summary Advertisement as published in the
        Wall Street Journal on September 19, 1995.                *

(d)(8)  Text of Press Release dated September 13,
        1995 issued by COBE.                                      *

(d)(9)  Press Release issued by Gambro on October 18, 1995
        relating to the expiration of the Offer.                  11

(e) Statement of Stockholder Appraisal Rights under Title 48, Chapter 23 of the
        Tennessee Business Corporation Act
        (attached as Schedule II to Exhibit
        (d)(1)).                                                  *

(f)     Not Applicable.

----------------------
* Previously Filed


                                 Page 10 of 11 Pages